SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Launches ARCHIVE-X, a Comprehensive Communications Archiving and Records Management SaaS Solution, dated March 5, 2024.

99.2	NICE Expands Its Presence in Japan with Availability of CXone in Osaka, dated March 7, 2024

99.3	iQor Harnesses NICE CXone to Drive Digital Transformation in CX, dated March 12, 2024

99.4	NICE Actimize Leads Five Best-in-Class Rankings Across Critical Surveillance Categories in Datos Insights Impact Report, dated March 19, 2024

99.5	NICE Recognized as Best Digital Transformation Partner Company by 2024 Global Banking & Finance Review Awards, dated March 20, 2024

99.6	NICE Enlighten AutoSummary Wins 2024 BIG Innovation Award for Contact Center Innovation, dated March 21, 2024

99.7	NICE Delivers Major CX AI Milestone with Enlighten Managing 100 Million Customer Interactions Per Month, dated March 25, 2024

99.8	NICE Unveils Enlighten XM, A Next Generation AI Contextual Memory Powering Customer Interactions, dated March 25, 2024

99.9	NICE Launches Next Generation of Enlighten Copilot, Delivering AI-Driven Augmentation to The Entire CX Workforce, dated March 26, 2024

99.10	NICE Named a Leader in the 2024 Aragon Research Globe™ for Conversational AI in the Intelligent Contact Center, dated March 27, 2024

99.11	NICE Recognized for European AI Product Innovation Industry Excellence, dated March 27, 2024

99.12	Triple Impact Connections Increases its Digital CX Capabilities with CXone, dated March 28, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:/s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: April 8, 2024

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Launches ARCHIVE-X, a Comprehensive Communications Archiving and Records Management SaaS Solution, dated March 5, 2024.

99.2	NICE Expands Its Presence in Japan with Availability of CXone in Osaka, dated March 7, 2024

99.3	iQor Harnesses NICE CXone to Drive Digital Transformation in CX, dated March 12, 2024

99.4	NICE Actimize Leads Five Best-in-Class Rankings Across Critical Surveillance Categories in Datos Insights Impact Report, dated March 19, 2024

99.5	NICE Recognized as Best Digital Transformation Partner Company by 2024 Global Banking & Finance Review Awards, dated March 20, 2024

99.6	NICE Enlighten AutoSummary Wins 2024 BIG Innovation Award for Contact Center Innovation, dated March 21, 2024

99.7	NICE Delivers Major CX AI Milestone with Enlighten Managing 100 Million Customer Interactions Per Month, dated March 25, 2024

99.8	NICE Unveils Enlighten XM, A Next Generation AI Contextual Memory Powering Customer Interactions, dated March 25, 2024

99.9	NICE Launches Next Generation of Enlighten Copilot, Delivering AI-Driven Augmentation to The Entire CX Workforce, dated March 26, 2024

99.10	NICE Named a Leader in the 2024 Aragon Research Globe™ for Conversational AI in the Intelligent Contact Center, dated March 27, 2024

99.11	NICE Recognized for European AI Product Innovation Industry Excellence, dated March 27, 2024

99.12	Triple Impact Connections Increases its Digital CX Capabilities with CXone, dated March 28, 2024